Exhibit 12

Ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by preferred stock dividend requirements. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. We issued Noncumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, on December 14, 2011, but did not declare any dividends in 2011. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the year ended December 31, 2011. Our consolidated ratios for the periods indicated are as follows (amounts in millions):

	Three months ended March 31,		Years ended December 31,
	2016	2015	2015	2014	2013	2012	2011

Earnings:
Income (loss) before taxes	$69	$71	$302	$(824)	$423	$239	$262
Fixed charges	44	37	154	133	128	162	195
Earnings (loss), including interest on deposits	113	109	456	(692)	550	401	458
Less interest on deposits	19	15	66	53	53	67	83
Earnings (loss), excluding interest on deposits	$94	$93	$390	$(745)	$497	$335	$374

Fixed charges:
Interest on deposits	$19	$15	$66	$53	$53	$67	$83
Interest on borrowings	23	18	76	69	64	86	101
Estimated interest component of rent expense	3	4	12	11	11	9	11
Fixed charges, including interest on deposits	44	37	154	133	128	162	195
Less interest on deposits	19	15	66	53	53	67	83
Fixed charges, excluding interest on deposits	26	22	87	79	75	95	112
Preferred stock dividend requirements	12	12	48	48	49	45	—
Combined fixed charges and preferred stock dividend requirements	$38	$34	$136	$128	$124	$140	$112

Ratio of earnings (loss) to fixed charges:
Excluding interest on deposits	3.69	4.26	4.46	(9.39)	6.67	3.51	3.34
Including interest on deposits	2.56	2.92	2.97	(5.21)	4.31	2.48	2.34

Ratio of earnings (loss) to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	2.19	2.39	2.51	(6.21)	3.63	2.06	3.34
Including interest on deposits	1.79	1.96	2.02	(4.09)	2.84	1.72	2.34